Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-221440

333-221440-01

PRICING TERM SHEET

FIBRIA OVERSEAS FINANCE LTD

U.S.$600,000,000 4.000% NOTES DUE 2025

GUARANTEED BY

FIBRIA CELULOSE S.A.

NOVEMBER 9, 2017

ISSUER:	Fibria Overseas Finance Ltd.

GUARANTOR:	Fibria Celulose S.A.

SECURITY:	4.000% Notes due 2025

RANKING:

The notes and the guarantee will be general unsecured senior obligations and will rank equal in right of payment with all of the Issuer’s and the Guarantor’s existing and future senior unsecured indebtedness, respectively. The notes and the guarantee will be (i) effectively subordinated to all of the Issuer’s and the Guarantor’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, respectively, and (ii) structurally subordinated to all of the existing and future liabilities of the Guarantor’s subsidiaries (other than the Issuer).

FORMAT:	SEC Registered

CURRENCY:	U.S. Dollars

PRINCIPAL AMOUNT:	U.S.$600,000,000

MATURITY DATE:	January 14, 2025

PRICING DATE:	November 9, 2017

EXPECTED SETTLEMENT DATE*:	November 14, 2017, T+3

COUPON:	4.000%

DAY COUNT:	30/360

INTEREST PAYMENT DATES:	January 14 and July 14, commencing on January 14, 2018

BUSINESS DAY CONVENTION:	Following, unadjusted

ISSUE PRICE:	98.474% of principal amount plus accrued interest, if any, from November 14, 2017

BENCHMARK TREASURY:	UST 2.250% due October 31, 2024

BENCHMARK TREASURY PRICE AND YIELD:	100-10; 2.201%

SPREAD TO BENCHMARK TREASURY:	+204.9 basis points

YIELD TO MATURITY:	4.250%

OPTIONAL REDEMPTION PROVISIONS:

At any time before November 14, 2024 (which is the date that is two months prior to the maturity of the notes, the “Par Call Date”), either the Issuer or the Guarantor may, at its option, redeem the notes, in whole or in part at any time and from time to time, by paying the greater of (i) 100% of the principal amount of the notes and (ii) the applicable “make-whole” amount discounted at the treasury rate plus 30 basis points, in each case, plus accrued and unpaid interest on the principal amount of the notes being redeemed to (but excluding) the date of redemption, as described under “Description of the Notes—Redemption—Optional Redemption” in the Preliminary Prospectus Supplement (as defined below).

On or after the Par Call Date, the Issuer or the Guarantor may, at its option, redeem the notes, in whole or in part at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the principal amount of the notes being redeemed to (but excluding) the date of redemption.

See “Description of the Notes—Redemption—Optional Redemption” in the Preliminary Prospectus Supplement.

TAX REDEMPTION PROVISIONS:

The Issuer or the Guarantor may, at its option, redeem the notes, in whole but not in part, at 100% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the redemption date, upon the occurrence of specified events relating to taxes imposed by Relevant Jurisdictions (as defined in the section headed “Description of the Notes—Payment of Additional Amounts” in the Preliminary Prospectus Supplement). See “Description of the Notes—Redemption—Tax Redemption” in the Preliminary Prospectus Supplement.

GROSS PROCEEDS:	U.S.$590,844,000

EXPECTED RATINGS**:	BBB- (S&P) / BBB- (Fitch)

DENOMINATION:	Minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

GOVERNING LAW:	State of New York

CLEARING:	The Depository Trust Company

LISTING:	The Issuer will apply to list the notes on the New York Stock Exchange.

CUSIP/ISIN:	CUSIP: 31572UAG1 ISIN: US31572UAG13

JOINT BOOK-RUNNING MANAGERS:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

*We expect that delivery of the notes will be made against payment therefor on or about the third business day following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisor.

**A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this Pricing Term Sheet supplements the preliminary prospectus supplement filed with the SEC on November 9, 2017 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may access these documents without charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus supplement and prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, J.P. Morgan Securities LLC at 1-866-846-2874, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Mizuho Securities USA LLC at 1-866-271-7403 or Scotia Capital (USA) Inc. at 1-800-372-3930.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.